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                           September 2, 2020

       Dawn Dickson
       Chief Executive Officer
       Solutions Vending International, Inc.
       997 N. Fourth Street
       Columbus, OH 43201

                                                        Re: Solutions Vending
International, Inc.
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 18, 2020
                                                            File No. 024-11184

       Dear Ms. Dickson:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A

       Exhibits

   1. Please file the complete escrow agreement (Exhibit 8.1). We note the reference to
                                                        Schedule A, which is
not included with the filed agreement. We also note that the maximum offering listed
in the escrow agreement is not consistent with the amount
                                                        disclosed in your
offering memorandum. Please advise.
 Dawn Dickson
Solutions Vending International, Inc.
September 2, 2020
Page 2

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameDawn Dickson
                                                          Division of
Corporation Finance
Comapany NameSolutions Vending International, Inc.
                                                          Office of Technology
September 2, 2020 Page 2
cc:       Jeffrey Marks
FirstName LastName